EXHIBIT 15.1

Acknowledgment from Independent Registered Public Accounting Firm Regarding Unaudited Interim Financial Information

To the Board of Directors and Shareholders
of L Brands, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and Prospectus of L Brands, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts and units of our reports dated June 7, 2013 and September 6, 2013 relating to the unaudited condensed consolidated interim financial statements of L Brands, Inc. that are included in its Forms 10-Q for the quarters ended May 4, 2013 and August 3, 2013.

/s/ Ernst & Young LLP

Columbus, Ohio
October 29, 2013